UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AFFIMED N.V.

On June 3, 2023, Affimed N.V. (Nasdaq: AFMD) (“Affimed,” or the “Company”) issued a press release titled “Affimed Presents AFM24 Monotherapy Data in Non-Small Cell Lung Cancer at the Annual Meeting of the American Society of Clinical Oncology and Provides Strategic Update on AFM24 Development Plan” announcing the presentation at the American Society of Clinical Oncology Annual Meeting of safety and efficacy data from the EGFR mutant NSCLC expansion cohort of its ongoing Phase 1/2 study investigating innate cell engager AFM24 as monotherapy. The data included 15 evaluable patients and showed encouraging early signs of clinical activity including confirmed partial responses and durable stable disease. EGFR mutant NSCLC is a very aggressive and resistant tumor type in which most classical NSCLC treatments achieve limited to no clinical activity, especially in more advanced patients. Affimed’s innate cell engager AFM24 aims to reactivate the innate and consequently the adaptive immune system to recognize and destroy EGFR mutant tumors.

At the planned interim analysis, 15 patients with EGFR mutant NSCLC and a median of 2 prior lines of therapy had been treated with a median of 11 doses of AFM24. As of the cut-off date, the data showed clinical activity and signals of anti-tumor activity in 7 out of 15 heavily pre-treated patients, including two confirmed partial responses and five patients with stable disease (SD) resulting in an objective response rate of 13% and a disease control rate of 47%. All patients with stable disease were progression free for at least 3.5 months, with one patient exhibiting ongoing SD for more than 8 months. A reduction in tumor burden was observed in five of 13 patients (38%) with available baseline and subsequent tumor assessments based on RECIST criteria. All patients showed a well-managed safety profile with the majority exhibiting mild-to-moderate treatment-related adverse events in-line with previous findings, highlighting the well-managed safety profile that makes AFM24 a candidate for combination approaches. One Grade 5 (pneumonitis) adverse event was reported in a patient with progressive disease and multiple comorbidities; however, since relation to AFM24 could not be ruled out it is deemed treatment related. Although the formal continuation criteria for the cohort were not met, these data provide proof of concept that targeting NK cells can induce remission in patients with especially hard-to-treat solid tumors.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: June 4, 2023	By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

	By:	/s/ Angus Smith
Name: Angus Smith
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated June 3, 2023.